EXHIBIT NO. 2(A)
                                OFFER TO PURCHASE

BETWEEN:          Jacques Viau and 124612 Canada Inc. (together the "Vendor")
                                   305 Nenuphar St.,Granby, Quebec  J2H 2J8
AND:
                                   Crystal Green Resources Inc. (the "Purchase") P.O. Box 1167 Section "A" 17824 - 56th Street Surrey, B.C. V3S 4P6

         WHEREBY the Vendor is the direct and indirect owner of 22,098 shares of La Compagnie Ultra Clair Inc. ("Ultra Clair"), a company duly registered and incorporated under the laws of the Province of Quebec;

         AND WHEREAS the Vendor wishes to sell and the Purchaser wishes to secure an option to buy 22,098 shares (the Vendor's shares) of Ultra Clair from the Vendor under the following terms and conditions.

         NOW THEREFORE in consideration of the premises and of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. The Purchaser agrees to pay to the Vendor the sum of forty-five thousand dollars ($45,000.00) upon the signing of this agreement and will have the option, at the Purchaser's sole discretion to pay a further one hundred and ninety thousand dollars ($190,000.00) on or before December 15, 1993 in one lump sum payment, to complete the purchase of the Vendor's shares. The first payment of $45,000 will be deposited in trust. Should Crystal Green complete the second payment of $190,000 then the $45,000 shall be released to the Vendor. If Crystal Green is unable to exercise the option, then the $45,000 shall be paid to Ultra-Clair to cover the past due amounts on Crystal Green's license agreement with Ultra-Clair.

2.       The Vendor represents and warrants to the Purchaser that:

         A. He is the beneficial and/or registered owner of 22,098 shares being all of the Vendor's shares of Ultra Clair, free and clear of all liens, claims and encumbrances whatsoever;

         B. He has due and sufficient right and authority to enter into this agreement on the terms and conditions herein set forth;

         C. The attached Schedule "B" is the current list of outstanding shares of La Compagnie Ultra-Clair Inc. and no further share issuances shall be made until the termination of this agreement either through closing or expiry;

         D. No person, firm or corporation other than Crystal Green has any agreement or right to option or purchase any of the Vendor's shares;

         E. As President and controlling shareholder of Ultra Clair, he will maintain in every way possible the current and proper business conduct of Ultra Clair;

         F. From the date of signing of this agreement, the Vendor shall not in any way whatsoever permit the licensing of further rights to distribute the product of Ultra Clair to any individuals or corporations either affiliated or at arm's length to the Company, without the prior written consent of the Purchaser.

         G. Upon receipt of the final payment, to transfer forthwith the Vendor's shares of Ultra Clair into the name of Crystal Green Resources Inc.

         H. To resign as president and direct or Ultra Clair and to be replaced by the addition of Wayne Lowes and George Munson on the board of directors.

         I. There are no existing agreements between any of the shareholders of La Compagnie Ultra-Clair Inc. In particular, but without limiting the foregoing, there are no agreements which would allow the issuance of any further shares, the cancellation of any existing shares, or restrict any of the voting rights, except as follows: Jacques Viau has pledged an amount approximately $22,000 to cover a charge by a third party laid against the shares of Claude Aubin and Lue Marion.

3.       The Purchaser warrants to the Vendor that:

         A. Crystal Green will honour all current licensing agreements of which it has received notice and business arrangements currently under contract between Ultra Clair and its clients, suppliers and licenses until such contracts expire.

         B. To maintain the employ of key personnel, namely Francine Lacoste and Lue Marion under terms and conditions at least as favourable as their current situation or as otherwise may be mutually agreed between the parties.

         C. To carry on the current business operations and maintain proper books and records of the affairs of the Company under the laws and jurisdiction of the Province of Quebec until such time as the board of directors and shareholders shall decide otherwise.

         D. Crystal Green and/or any of its directors will replace Jacques Viau as guarantor for the bank line of credit for Ultra-Clair which currently stands at $150,000.00.

         E. Crystal Green will guarantee the purchas4e of any of the issued and outstanding shares of Ultra-Clair as outlined in Schedule "B" that Jacques Viau may obtain from the existing shareholders or that the existing shareholders may be desirous of selling, at a price to be not less than the per share value as calculated by the transaction outlined within this purchase agreement. This guarantee is subject to, and extended for, a period of 30 days from the date of closing.

Acknowledged and Agreed to this 30th day of September, 1993.

CRYSTAL GREEN RESOURCES INC.


Per:  /s/Jacques Viau                                Per: /s/ Wayne Lowes
        124612 Canada Inc.                                    Wayne Lowes


Per: /s/ Jacques Viau                                Per: /s/ Bradley T. Aelicks
        Jacques Viau                                          Bradley T. Aelicks

                                  Schedule "A"

         Direct and indirect shareholders of Jacques Viau in La Compagnie Ultra-Clair, Inc.

CATEGORY "B" COMMON SHARES

124612 Canada Inc.                                                           383
Jacques Viau                                                                  45

CATEGORY "F" PREFERRED SHARES

124612 Canada Inc.                                                    4,550

CATEGORY "G" PREFERRED SHARES

Jacques Viau                                              3,750
124612 Canada Inc.                                       13,370
                                                         ------



                                  SCHEDULE "B"                          22,09

                  Total   Issued  and   Outstanding   Shares  of  La   Compagnie
                  Ultra-Clair Inc.

CATEGORY "B" COMMON SHARES
Marion, Lue                                                                   90
124612 Canada Inc.                                                           383
Lacoste, Francine                                                             32
Aubin, Claude                                                                 90
Jacques Viau                                                                  45

CATEGORY "C" PREFERRED SHARES

Produits Nor-Do Inc.                                                         236

CATEGORY "F" PREFERRED SHARES

124612 Canada Inc.                                                         4,550

CATEGORY "G PREFERRED SHARES

Marion, Lue                                                                3,125
Aubin, Claude                                                              3,125
Jacques Viau                                                               3,750
124612 Canada Inc.                                                        13,370